June 1, 2007

Via Edgar and Overnight Mail

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0610
100 F Street, N.E.
Washington, DC 20549
Attn: Gregory S. Belliston, Esq.

Re:	Alteon Inc.
Preliminary Proxy Statement on Schedule 14A
Filed: April 19, 2007
File No. 1-16043

Ladies and Gentlemen:

On behalf of Alteon Inc. (“Alteon” or the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) a revised Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”), which revises the Preliminary Proxy Statement on Schedule 14A that was initially filed with the Commission on April 19, 2007 (the “Initial Proxy Statement”).

The Proxy Statement is being filed in response to comments contained in the letter dated May 15, 2007 from Jeffrey Riedler, Assistant Director of the Staff (the “Staff”) of the Commission’s Division of Corporation Finance, to Noah Berkowitz, M.D., Ph.D., the Company’s President and Chief Executive Officer. As requested, the comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s letter and are based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Proxy Statement. Page numbers referred to in the responses reference the applicable pages of Proxy Statement.

We are delivering one courtesy copy of the Proxy Statement, marked to show the changes effected to the Initial Proxy Statement, and one courtesy copy of this letter, to each of Jeffrey Riedler and Gregory Belliston of the Commission.

SCHEDULE 14A

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

June 1, 2007

Letter to Shareholders

Financing Proposed - Your Vote is Very Important

Comment 1: In the second sentence on this page, you refer to the “significant financing transaction.” Please also disclose in this sentence that the transaction will cause a change of control. We note from page iv of the filing that upon completion of the transaction, the purchasers will hold approximately 40 percent of your voting power, and if they convert all of their preferred shares, they will hold approximately 83 percent of your voting power.

Response 1: The Company has revised the disclosure in the Proxy Statement to provide the disclosure requested in this comment.

Comment 2: You state in this section that you are “sending along with this proxy statement [your] 2006 annual report.” You state in the Incorporation by Reference section on page 42 that you are enclosing with the proxy statement a copy of the Form 10-K. Are you planning to send to shareholders both a copy of the annual report to shareholders and a copy of the Form 10-K? If not, please revise this section and the Incorporation by Reference section to clarify.

Response 2: The Company has revised the disclosure on pages iii and 50 of the Proxy Statement to clarify that it will only be enclosing a copy of the Annual Report on Form 10-K for the fiscal year ended December 31, 2006 with the Proxy Statement.

Questions and Answers About the Financing and the Annual Meeting, page iii

Q: Why did you send me this proxy statement? Page iii

Comment 3: We note that your 2006 annual report, which includes your financial statements, is “not part of this proxy statement.” Although this is a true statement, we note from page 42 that you are incorporating by reference some information from your Form 10-K, and much of the 10-K information, such as the financial statements, is identical to the corresponding information in the annual report. Please revise this discussion so it is clear that much of the same information found in the annual report is incorporated by reference into the proxy statement. Also, please identify the portions of the 10-K that are incorporated by reference.

Response 3: The Company has revised the disclosure on page iii of the Proxy Statement to provide the disclosure requested in this comment.

Q: Why are we seeking approval for the issuance . . ., page iii

Comment 4: Please state the number of shares of common stock you currently have outstanding.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

June 1, 2007

Response 4: The Company has revised the disclosure on page iii of the Proxy Statement to provide the disclosure requested in this comment.

Comment 5: Please identify the purchasers. You should identify the natural persons who will beneficially own the preferred shares as well as the names of the institutions that will hold the shares of record.

Response 5: The Company has revised the disclosure on page iv of the Proxy Statement to provide the disclosure requested in this comment.

Q: What are the terms of the Series B Preferred Stock . . . , page iv

Comment 6: Please state the approximate amount of funds you plan to raise through the financing.

Response 6: The Company has revised the disclosure on page iv of the Proxy Statement to provide the disclosure requested in this comment.

Comment 7: Please state the floor and ceiling caps on the price per share of Series B Preferred Stock. Also state the price at which your stock closed on the day preceding the financing agreement.

Response 7: The Company has revised the disclosure on page iv of the Proxy Statement to provide the disclosure requested in this comment. The Company supplementally advises the Staff that the pricing terms of the Financing have been amended to provide that each share of Series B Preferred Stock will be sold at a fixed price of $0.05 per share and the exercise price of the warrants will be $0.05 per share (calculated prior to the implementation of the reverse stock split). Accordingly, the provisions relating to the floor and ceiling caps have been removed as they are no longer relevant.

Comment 8: Please identify the lenders of the Senior Convertible Secured Promissory Notes. Identify both the institutions and the natural persons who control them.

Response 8: The Company has revised the disclosure on page iv of the Proxy Statement to provide the disclosure requested in this comment.

Comment 9: Where you discuss the registration rights, please disclose that due to the 50% share price to purchasers, 1:1 conversion ratio, anti-dilution rights, and registration rights that will facilitate the shares being sold into the market, there is a possibility that your share price will decrease.

Response 9: The Company has revised the disclosure on page v of the Proxy Statement to provide the disclosure requested in this comment.

How many authorized but unissued shares of Alteon common stock . . ., page v

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

June 1, 2007

Comment 10: Please expand the second Q&A on page v to give a comprehensive view of the effect of the proposals on the capital structure. State the number of shares of common and preferred stock authorized, issued, authorized and reserved but unissued, and authorized but unreserved and unissued:

•	Prior to the meeting;
•	As a result of the vote to approve the issuance;
•	As a result of the vote to approve both the issuance and increase the authorized shares; and
•	As a result of the votes to approve the issuance, the authorization, and the reverse stock split (assuming the number of authorized shares is not reduced proportionately).

Response 10: The Company has revised the disclosure by inserting a chart on page vi of the Proxy Statement to provide the disclosure requested in this comment.

Comment 11: Please state clearly the number of shares of both preferred and common you have authorized now and how many you will have if the authorization amendment is approved.

Response 11: The Company’s respectfully submits that the response to Comment 10 above will address the Staff’s question in this Comment 11.

Q: Why are we seeking approval for the reverse stock split? page v

Comment 12: Please disclose your current stock price and AMEX’s minimum required stock price. Also, identify any other listing standards with which you are not in compliance and briefly discuss how the reverse split will cause you to be in compliance.

Response 12: The Company has revised the disclosure on page vii of the Proxy Statement to provide the disclosure requested in this comment. The Company supplementally advises the Staff that AMEX does not currently have a minimum required stock price for continued listings, but, as noted in the Proxy Statement, AMEX has specifically requested that the Company conduct a reverse stock split in order to increase the selling price of its common stock.

Comment 13: Please disclose that although the stock split is designed to raise the stock price, there is no guarantee that the share price will rise proportionately to the reverse stock split, so the end result could be a loss of value.

Response 13: The Company has revised the disclosure on page vii of the Proxy Statement to provide the disclosure requested in this comment.

Management, page 3

Comment 14: We note you are not making any nominations to fill the two board seats being vacated by Ms. Breslow and Mr. Moore, and the purchasers will have the right to designate two directors. Please disclose in your document the process you anticipate following to fill these two positions. Also, explain to us supplementally how the process will comply with state law and your governing instruments.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

June 1, 2007

Response 14: The Company has revised the disclosure on page 4 of the Proxy Statement to provide the disclosure requested in this comment. The Company supplementally advises the Staff that pursuant to the Company’s bylaws, in the event that there occurs a vacancy on the Board of Directors, the remaining directors in office, may, by a majority vote, appoint any qualified person to fill such vacancy. Further, the Company is incorporated in the State of Delaware and the Delaware General Corporation Law does not prohibit the Board of Directors from filling such vacancies.

Comment 15: Please state whether the purchasers have selected two people to serve as board members. If they have, identify the individuals and provide the information described in Item 401 of Regulation S-K.

Response 15: The Company has revised the disclosure on page 4 of the Proxy Statement to provide the disclosure requested in this comment.

Compensation Discussion and Analysis

Base Salary, page 7

Comment 16: We note you believe executives’ “base salaries should generally target the average, or 50%, calculation of the range of salaries for executives in similar positions and responsibilities” at similar companies. Please state what that average currently is for each of the positions included in the Summary Compensation Table, and state which companies your calculations are based on. If they are based on the approximately 30 companies described in the third paragraph on page 6, state that fact.

Response 16: The Company has revised the disclosure on page 8 of the Proxy Statement to provide the disclosure requested in this comment.

Annual Cash Bonus, page 8

Comment 17: Please identify the “specific individual non-financial performance objectives” applicable to each named executive officer.

Response 17: The Company has revised the disclosure on page 9 of the Proxy Statement to provide the disclosure requested in this comment.

Comment 18: We note that “[i]n its discretion, the Compensation Committee may ... award bonus payments to our executive officers above or below the amounts specified in their respective offer letters, depending on the achievement by the executive officers of performance goals as set and determined by the Committee.” Are these performance goals different from the “specific individual non-financial performance objectives” mentioned near the beginning of this discussion? If so, please identify them. Also, state whether the Committee can use its discretion to grant bonuses even if these goals are not met.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

June 1, 2007

Response 18: The Company has revised the disclosure on page 9 of the Proxy Statement to provide the disclosure requested in this comment.

Comment 19: Please identify the specific goals that Dr. Berkowitz, Dr. MacNab, and Ms. Phelan, all of whom received bonuses for 2006, met and did not meet during 2006.

Response 19: The Company has revised the disclosure on page 9 of the Proxy Statement to provide the disclosure requested in this comment.

Certain Relationships and Related Transactions, page 20

Comment 20: Please state the price at which your stock closed on the day preceding Ms. Tanner’s purchase in September 2006.

Response 20: The Company has revised the disclosure on page 22 of the Proxy Statement to provide the disclosure requested in this comment.

Proposal 1, page 21

Comment 21: Please disclose, as stated in section 4.14 of the financing agreement, that this proposal is required by the financing agreement.

Response 21: The Company has revised the disclosure on page 23 of the Proxy Statement to provide the disclosure requested in this comment.

Proposal 2, page 25

Comment 22: Please explain how you came into contact with the purchasers. State whether any of the purchasers previously had any relationship with your company or any of your officers or directors.

Response 22: The Company has revised the disclosure on page 27 of the Proxy Statement to provide the disclosure requested in this comment.

Comment 23: Please state the potential ownership each of the purchasers will have of your company.

Response 23: The Company has revised the disclosure on page 29 of the Proxy Statement to provide the disclosure requested in this comment.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

June 1, 2007

Comment 24: Please tell us supplementally the Securities Act exemption the company will rely on for the financing transaction and the relevant facts that make that exemption available.

Response 24: The Company supplementally advises the Staff that it intends to rely on the exemption from registration set forth in Rule 506 under Regulation D for the sale of securities contemplated by the financing transaction. The Company believes that this exemption is available because the offers and sales of securities in the financing transaction have been and will be made exclusively to a small number of institutional accredited investors, in a transaction not involving any form of general solicitation or general advertising.

Comment 25: On page 26, under “Anti-Dilution Protection” or on page 34, please explain the mechanics of how the conversion ratio would rise above 1:1 if shares are sold at a price below the sale of shares in the Financing.

Response 25: The Company has revised the disclosure on pages 28 and 38 of the Proxy Statement to provide the disclosure requested in this comment.

Structure of the Financing, page 27

Comment 26: Please discuss the floor and ceiling caps. Factors Considered by the Board of Directors in Recommending the Financing, page 27

Response 26: The Company has revised the disclosure on pages 29-30 of the Proxy Statement to provide the disclosure requested in this comment. As noted in the response to Comment 7, the floor and ceiling caps have been removed from the pricing mechanism of the transaction itself.

Factors Considered by the Board of Directors in Recommending the Financing, page 27

Comment 27: If you keep the reference to the financial advisor in your document, please identify the financial advisor, describe the analyses the advisor performed, and disclose the fees you paid them and the amount, if any, that was contingent on the financing being completed, and include their report as an annex to the proxy statement.

Response 27: The Company has decided to delete the reference to a financial advisor and has revised the disclosure on page 30 of the Proxy Statement to provide the disclosure requested in this comment.

Conditions to the Completion of the Financing, page 28

Comment 28: We note the purchasers will have registration rights. Please disclose in the “Effect of Financing on Current Stockholders” section on page 26 that the stock price might decrease substantially as the purchasers sell their shares.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

June 1, 2007

Response 28: The Company has revised the disclosure on page 31 of the Proxy Statement to provide the disclosure requested in this comment.

Interest of Alteon’s Executive Officers and Directors in the Financing, page 30

Comment 29: The caption for this section does not appear to be related to the text. That is, the text does not discuss any special interests the directors and officers have in the financing. If there are interests other than those that are identical to other shareholders, please disclose them. Alternatively, please confirm that there are no such interests.

Response 29: The Company has revised the disclosure on page 33 of the Proxy Statement to revise the caption of this section so that it is related to the text that appears below it.

Board Membership and New Directors Following the Financing, page 30

Comment 30: This section seems to suggest that the designees will be appointed, not just nominated by the purchasers and elected by shareholders. Please clarify whether or not the shareholders will be able to vote for those slots. Provide similar disclosure in the Q&As.

Response 30: The Company has revised the disclosure on pages vii, 31 and 33 of the Proxy Statement to clarify the disclosure noted in this comment.

Use of Proceeds, page 30

Comment 31: We note you plan to use the proceeds for “working capital and general corporate purposes, including the development of our technologies towards regulatory approval and marketing of our product candidates.” Please describe with more specificity the uses currently described as “working capital and general corporate purposes.” Ensure that you have listed all of the material planned uses of the proceeds. You should be as specific as possible, including by identifying the product candidates you plan to develop with the proceeds and where in the development process you expect the funds to carry each. Finally, after you have prepared this list of uses, please state an approximate amount for each one. See Item 11(c) of Schedule 14A.

Response 31: The Company has revised the disclosure on page 34 of the Proxy Statement to provide the disclosure requested in this comment.

Votes Required to Approve the Adjournment of the Annual Meeting, page 31

Comment 32: This paragraph and the legend below it, which states the board’s recommendation to vote to approve the adjournment, contain more information about proposal 5 than you include in the discussion of proposal 5 on page 35. Please put this information in the discussion of proposal 5.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

June 1, 2007

Response 32: The Company has revised the disclosure on page 47 of the Proxy Statement to clarify the disclosure noted in this comment.

Proposal 3, page 32

Comment 33: Please unbundle into separate proposals each of the amendments covered by this proposal: increase the number of authorized common shares, increase the number of authorized preferred shares, authorization of Series B Preferred Stock, name change, indemnification provisions, and elimination of certain preferred stock classes. Also, unbundle these amendments whenever you refer to them in the disclosure throughout the prospectus. For example, on page viii in the paragraph after the Proposal 6 disclosure, you state that you cannot complete the Financing unless the shareholders approve the amendments. Are you referring to the authorization of additional common and preferred, authorization of Series B Preferred Stock, indemnification, some of them or all the amendments as a package?

Response 33: The Company has revised the disclosure throughout the Proxy Statement including, on pages 35-47 of the Proxy Statement, to provide the disclosure requested in this comment. The Company supplementally informs the Staff that it has determined that there is no need to alter the number of authorized shares of common stock of the Company at this time. There are currently 300,000,000 shares of common stock authorized in the Company’s Certificate of Incorporation and the Company does not think it is necessary to amend that number at this time. The Company has therefore removed any reference to an amendment to the number of authorized shares of common stock from the Proxy Statement.

Comment 34: We note that “it is a condition to closing of the Financing that the Amended and Restated Certificate of Incorporation be filed with the Secretary of State.” Please state whether the financing agreement requires all of the amendments discussed in this proposal. If it does not, identify the specific amendments it requires and does not require.

Response 34: The Company has revised the disclosure on pages 35-47 of the Proxy Statement to provide the disclosure requested in this comment.

Series B Preferred Stock, page 33

Comment 35: We note that “up to 500,000,000 shares of Series B Preferred Stock may be issued and outstanding.” Please clearly state the number of authorized common and preferred shares after passage of the amendments.

Response 35: The Company has revised the disclosure on page 35 of the Proxy Statement to provide the disclosure requested in this comment.

Other Changes, page 34

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

June 1, 2007

Comment 36: Please describe both the current and the proposed indemnification provisions. Explain how the proposed provisions differ from the current ones.

Response 36: The Company has revised the disclosure on page 40 of the Proxy Statement to provide the disclosure requested in this comment.

Comment 37: Regarding the indemnification provision, please state whether the management is currently aware of any proceedings or threatened proceedings and whether any of such threatened or current proceedings could be covered under the indemnification provisions that are proposed.

Response 37: The Company has revised the disclosure on page 40 of the Proxy Statement to provide the disclosure requested in this comment.

Proposal 4 and 5, page 35

Purpose, page 35

Comment 38: We note that one purpose of the reverse split is to avoid delisting of Alteon common stock from AMEX. Often companies effect reverse splits to increase their share price, and it is intuitive how a reverse split can cause such an increase. However, the three AMEX listing standards with which you are violating, as listed at the bottom of page 35, relate to your aggregate shareholder’s equity and losses from continuing operations, not to your share price. Therefore, please clarify how you believe the reverse split will enable you to avoid delisting on AMEX.

Response 38: The Company has revised the disclosure on page 43 of the Proxy Statement to provide the disclosure requested in this comment.

Principal Effects of the Reverse Stock Split, page 36

Comment 39: Since you are cashing out fractional shareholders, please address the issue of whether this will result in the number of shareholders falling below 300, which would enable the company to deregister under Section 12 of the 1934 Act.

Response 39: The Company has revised the disclosure on page 45 of the Proxy Statement to provide the disclosure requested in this comment.

Federal Income Tax Consequences of the Reverse Stock Split, page 38

Comment 40: Please delete the word “certain” from the first sentence of this section, as well as the disclaimer that it is “included for general information only.”

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

June 1, 2007

Response 40: The Company has revised the disclosure on page 47 of the Proxy Statement to address this comment.

Forward-Looking Statements and Cautionary Statements, page 42.

Comment 41: Your stock appears to be penny stock. As such, the safe harbor provided by Section 21E of the Securities Exchange Act does not apply to your company. Please remove the reference to this section and to the Private Securities Litigation Reform Act of 1995.

Response 41: The Company has revised the disclosure on page 50 of the Proxy Statement to address this comment.

Incorporation by Reference, page 42

Comment 42: Please include in your filing, either directly or through incorporation by reference, the information required by Item 302 of Regulation S4(. See Item 13(a)(2) of Schedule 14A.

Response 42: The Company has revised the disclosure on pages iii and 50 to reflect the fact that the information required by Item 302 of Regulation S-K is being incorporated by reference to Item 8(b) of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

Comment 43: Please state the filing date of your Form 10-K and the item numbers for the sections you are incorporating by reference.

Response 43: The Company has revised the disclosure on page 50 of the Proxy Statement to provide the disclosure requested in this comment.

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above responses and the related revisions to the Proxy Statement will be acceptable to the Staff. We thank you for your time and attention. Please do not hesitate to call the undersigned or Bill Whelan at (617) 542-6000 with any questions regarding the Proxy Statement or this letter and kindly fax a copy of any written comments to the following parties:

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

June 1, 2007

William T. Whelan Megan N. Gates Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. One Financial Center Boston, MA 02111 (617) 542-6000 FAX: (617) 542-2241	Noah Berkowitz, M.D., Ph.D Alteon Inc. 221 W. Grand Avenue Suite 200 Montvale, NJ 07645 (201) 818-5860 FAX: (201) 934-8880

Thank you for your assistance.

Sincerely,

/s/ Megan N. Gates
Megan N. Gates

cc:	Securities and Exchange Commission
Jeffrey Riedler
Gregory S. Belliston

Alteon Inc.
Noah Berkowitz, M.D., PhD.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
William T. Whelan
Evan M. Bienstock